Prospectus Supplement (to Prospectus dated July 5, 2005)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-125725

Playboy Enterprises, Inc.

3.00% Convertible Senior Subordinated Notes due 2025 and Shares of Class B Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated July 5, 2005, as supplemented by the prospectus supplements dated July 8, 2005 (filed with the Securities and Exchange Commission on July 11, 2005), July 29, 2005, August 30, 2005 and September 26, 2005, relating to the resale by certain of our securityholders of up to $115,000,000 of our 3.00% convertible senior subordinated notes due 2025 and the shares of our Class B common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Selling Securityholder	Principal amount of notes that may be sold	Percentage of notes outstanding	Number of shares of Class B common stock that may be sold (1)	Percentage of Class B common stock outstanding (2)

Advent Convertible Master (Cayman)
L.P. .................................................	3,959,000	3.44%	302,445	1.06%
Advent Enhance Phoenix Fund..................	1,500,000	1.30%	114,591	*
HFR CA Opportunity Mst. Trst. ..............	199,000	*	15,202	*
Lyxor Convertible Arb. Fund....................	212,000	*	16,196	*

* Less than 1%.

(1)	Represents the maximum number of shares of our Class B common stock issuable upon conversion of all of the holder’s notes, based on the Maximum Conversion Rate of 76.3942 shares of our Class B common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in the prospectus under “Description of the notes—Conversion rights—Adjustment to the conversion rate.” As a result, the maximum number of shares of our Class B common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 28,201,063 shares of our Class B common stock outstanding as of April 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of our Class B common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

Investing in the notes or our Class B common stock involves significant risks. See “Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.
Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 5, 2005.